Exhibit 99.1

Codere Online

Luxembourg, S.A. and

subsidiaries

Unaudited Interim Consolidated Financial

Statements as of and for the six months ended

June 30, 2024

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2024 AND UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2023

(Thousands of Euros)

	Notes	06/30/2024	12/31/2023
ASSETS
A) NON-CURRENT ASSETS		9,743	8,872
Intangible assets	5	4	10
Property, plant and equipment	6	443	333
Right-of-use assets	7	477	-
Deferred tax asset	13	8,819	8,529
B) CURRENT ASSETS		62,033	65,280
Trade receivables and other current assets	9	9,309	13,604
Current financial assets	8	12,291	10,398
Cash and cash equivalents	8	40,433	41,278
TOTAL ASSETS (A+B)		71,776	74,152

	Notes	06/30/2024	12/31/2023
EQUITY AND LIABILITIES
A) EQUITY	10	18,930	21,639
Equity attributable to equity holders of the Parent		18,782	21,492
Equity attributable to non-controlling interest		148	147
B) NON-CURRENT LIABILITIES		6,162	408
Non-current financial liabilities	11	6,162	408
C) CURRENT LIABILITIES		46,684	52,105
Lease obligations	11	487	-
Borrowings	11	4,680	5,105
Trade payables and other current liabilities	12	41,517	47,000
TOTAL EQUITY AND LIABILITIES (A+B+C)		71,776	74,152

The accompanying notes 1 to 19 are an integral part of the accompanying Unaudited Interim Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONSOLIDATED INCOME/(LOSS) STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023

(Thousands of Euros)

	Notes	06/30/2024	06/30/2023
Revenue	14	102,108	74,635
Personnel expenses		(9,436)	(8,794)
Depreciation and amortization		(98)	(47)
Other operating expenses		(90,945)	(77,101)
Operating expenses	14	(100,479)	(85,942)
OPERATING INCOME/(LOSS)		1,629	(11,307)
Finance Income / (costs)		(958)	8,565
Net financial results	14	(958)	8,565
NET INCOME/(LOSS) BEFORE TAX		671	(2,742)
Income tax benefit/(expense)	13	(922)	2,417
NET INCOME/(LOSS) FOR THE PERIOD		(251)	(325)
Attributable to equity holders of the Parent		(252)	(305)
Attributable to non-controlling interests		1	(20)
Basic earnings per share attributable to equity holders of the parent (Euro)	14	(0.006)	(0.007)
Diluted earnings per share attributable to equity holders of the parent (Euro)	14	(0.006)	(0.007)

The accompanying notes 1 to 19 are an integral part of the accompanying Unaudited Interim Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023

(Thousands of Euros)

	06/30/2024	06/30/2023
Net income/(loss) for the period	(251)	(325)
Currency translation differences	(3,654)	(4,152)
Income tax impact	-	-
Items that will not be reclassified subsequently to the income statement	(3,654)	(4,152)
Total other comprehensive income/(loss) recognized for the period	(3,654)	(4,152)
Total comprehensive income/(loss) recognized for the period	(3,905)	(4,477)
Attributable to:
Equity holders of the Parent	(3,906)	(4,457)
Non-controlling interests	1	(20)

The accompanying notes 1 to 19 are an integral part of the accompanying Unaudited Interim Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023

(Thousands of Euros)

	Issued capital	Net income / (loss) for the period	Retained earnings / (losses)	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2022	45,122	(46,382)	(102,037)	22,433	106,920	(1,655)	24,401	146	24,547
Net income/(loss) for the period	-	(305)	-	-	-	-	(305)	(20)	(325)
Other comprehensive income/(loss) for the period	-	-	-	-	-	(4,152)	(4,152)	-	(4,152)
Total comprehensive income/ (loss) for the period	45,122	(46,687)	(102,037)	22,433	106,920	(5,807)	19,919	126	20,070
Appropriation of result	-	305	(305)	-	-	-	-	-	-
Employee share-based compensation	176	-	-	1,399	-	-	1,575	-	1,575
Net change in Parent investment	-	-	-	-			-	-	-
Balance at June 30, 2023	45,298	(46,382)	(102,342)	24,014	106,920	(5,807)	21,519	126	21,645

	Issued capital	Net income / (loss) for the period	Retained earnings / (losses)	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2023	45,298	(3,457)	(148,109)	25,896	106,920	(5,057)	21,491	148	21,639
Net income/(loss) for the period	-	(252)	-	-	-	-	(252)	1	(251)
Other comprehensive income/(loss) for the period	-	-	-	-	-	(3,654)	(3,654)	-	(3,654)
Total comprehensive income/ (loss) for the period	45,298	(3,709)	(148,109)	25,896	106,920	(8,710)	17,585	149	17,734
Appropriation of result	-	252	(252)	-	-	-	-	-	-
Capital Increase (Note 10)	193	-	(193)	-			-		-
Employee share-based compensation	-	-	-	1,196	-	-	1,196	-	1,196
Balance at June 30, 2024	45,491	(3,457)	(148,554)	27,092	106,920	(8,710)	18,781	149	18,930

The accompanying notes 1 to 19 are an integral part of the accompanying Unaudited Interim Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023

(Thousands of Euros)

	Notes	06/30/2024	06/30/2023
Net loss before tax		671	(2,742)
Adjustments to profit/loss:		2,250	(7,099)
Depreciation and amortization	14	98	59
Movements in provisions		1,195	1,256
Change in Expected credit loss		-	149
Exchange rate impact	14	2,300	(2,845)
Effect of hyperinflation on results	14	(5,916)	(4,251)
Changes in fair value	14	5,754	(331)
Short term investment gain	14	(895)	-
Interest (Income)/Expenses	14	(296)	(1,136)
Others	14	10	-
Changes in working capital:		(3,599)	4,313
Trade receivables and other current assets	9	2,036	(4,503)
Trade payables and other current liabilities	12	(5,635)	8,816
Income tax paid		441	-
Net cash provided by (used in) operating activities		(237)	(5,528)
Payment for purchases of property, plant and equipment		(202)	(77)
Net cash used in investing activities		(202)	(77)
Drawdown of other borrowings	11	(425)	(1,850)
Capitalized lease payments (IFRS 16)		10	-
Share capital increase		193	-
Net cash provided by (used in) financing activities		(222)	(1,849)
Net increase/(decrease) in cash and cash equivalents		(661)	(7,454)
Cash and cash equivalents at the beginning of the period		41,278	53,808
Effect of changes in exchange rates on cash and cash equivalents		(184)	(972)
Cash and cash equivalents at the end of the period		40,433	45,382

The accompanying notes 1 to 19 are an integral part of the accompanying Unaudited Interim Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

1.	BACKGROUND

On June 4, 2021, Codere Online Luxembourg, S.A. (the “Company” and, together with its subsidiaries, “Codere Online”), was incorporated and was registered in Luxembourg as a public limited company (société anonyme) under the laws of Luxembourg with its registered office at 7, rue Robert Stumper, L-2557 Luxembourg, Grand Duchy of Luxembourg and has been registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) under the number B255798.

Codere Online is comprised of the former online gambling operations of its majority shareholder Codere New Topco, S.A. and its subsidiaries (“Codere Group”) in Spain, Mexico, Colombia, Panama, and Argentina focused on online gambling and other online services. Codere Group controls Codere Online through its operating Spanish Holdco, Codere Newco, S.A.U. (“CNEW”), which holds 65.9% of the ordinary shares of the Company.

Codere Group means until November 19, 2021, Codere S.A. and its subsidiaries and from November 19, 2021, Codere New Topco S.A., a limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg, and its subsidiaries, including CNEW. Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks. Codere Group was listed on the Madrid Stock Exchange from 2007 until its delisting in 2021 as a result of a corporate restructuring.

The perimeter of Codere Online consists of 11 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U.	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia SAS **	Operating Entity	100%	Colombia
Operating Management Services Panama S.A. **	Operating Entity	100%	Panama
LIFO AenP **	Operating Entity	99.99%	Mexico
Codere Online Argentina, S.A.**	Operating Entity	95%	Argentina
Codere Online Argentina, S.A. Unión Temporal **	Operating Entity	97%*	Argentina
Codere Online Operator LTD	Operating Entity	100%	Malta
Codere Online Management Services LTD	Supporting Entity	100%	Malta
Codere Israel Marketing Support Services LTD	Supporting Entity	100%	Israel
Codere (Gibraltar) Marketing Services LTD	Supporting Entity	100%	Gibraltar

*	1% direct and 96% indirect through Codere Online Argentina, S.A.
**	Please refer to Note 15 for more information about this entity

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

2.	BASIS OF PRESENTATION OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of presentation and comparison of information

The accompanying Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2024 (the “Unaudited Interim Consolidated Financial Statements”), were prepared according to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and pursuant to the interpretations issued by Interpretation Committee of the IASB (“IFRIC”). Note 3 includes a detailed description of the most significant accounting policies used consistently to prepare these consolidated financial statements.

The Unaudited Interim Consolidated Financial Statements of Codere Online were prepared and approved on December 27, 2024.

a.1.)	Going concern

The Unaudited Interim Consolidated Financial Statements present positive equity of €18.9 million euros as of June 30, 2024 and €21.6 million as of December 31, 2023. Additionally, as of June 30, 2024 Codere Online had positive working capital (current assets less (-) current liabilities) amounting to €15.4 million and positive working capital amounting to €13.1 million as of December 31, 2023.

Codere Online has incurred recurring losses and negative cash flows from operations including net losses of €0.3 million for both the six-month periods ended June 30, 2024 and June 30, 2023. As of June 30, 2024, Codere Online had a shareholders’ equity position of €18.9 million and €40.4 million of cash and cash equivalents, €5.8 million of which was reserved (as of June 30, 2023, Codere Online had €45.4 million of cash and cash equivalents, of which €5.1 million was reserved).

Codere Online’s management has prepared the Unaudited Interim Consolidated Financial Statements under the going concern principle, considering the Company’s current liquidity position and actual operating performance. Furthermore, its reasonable expectations regarding operating performance over the coming three years, and Codere Group’s recapitalization completed on October 15, 2024, which provided Codere Group with a healthy balance sheet to ensure its financial viability, leads management to believe that the Company has adequate resources to continue in operational existence for the next twelve months.

a.2.)	Changes in perimeter

The perimeter of Codere Online consists of 11 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg) as described in Note 1 of these Unaudited Interim Consolidated Financial Statements.

Following an internal reorganization of Codere Online, Codere (Gibraltar) Marketing Services LTD operations were discontinued effective as of April 30, 2023. This supporting entity was liquidated on January 17, 2024 as detailed in Other Information Note (Note 18).

The Malta supporting entity (Codere Online Management Services LTD) has been liquidated effective as of December 1, 2023. The Malta operating entity (Codere Online Operator LTD) liquidation is still in process and, once completed, it will be effective as of August 28, 2024. No material impact is expected regarding the Malta operating entity liquidation. Please see Other Information Note 18 for further details.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

3.	ACCOUNTING POLICIES

As stated in Note 2, Codere Online’s Unaudited Interim Consolidated Financial Statements were prepared according to IFRS as issued by the IASB and pursuant to the interpretations issued by the IFRIC. The following is a description of the most material accounting policies used in preparing the accompanying Unaudited Interim Consolidated Financial Statements:

a)	Basis of consolidation

The Unaudited Interim Consolidated Financial Statements incorporate the interim financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to June 30, 2024.

Control over an investee is achieved by a person or entity when such person or entity (i) has power over the investee, (ii) has exposure, or has rights, to variable returns from its involvement with the investee or (iii) has the ability to use its power to affect the investee’s variable returns.

Codere Online holds 100% ownership of its subsidiaries except for (i) the AenP with LIFO, under which Codere Online is entitled to receive 99.99% of any distributed profits and (ii) Codere Online Argentina, S.A., of which SEJO will initially hold 95% and the economic rights over the remaining 5% once it is incorporated and duly registered. Consolidation of a subsidiary begins when Codere Online obtains control over the subsidiary and ceases when Codere Online loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the period are included in profit or loss from the date Codere Online gains control until the date when Codere Online ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with Codere Online’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of Codere Online are eliminated on consolidation.

b)	Functional and presentation currency

The functional currency of all entities comprising Codere Online is the currency of the countries in which they operate. The presentation currency of Codere Online is the Euro and therefore, all balances and transactions denominated in currencies other than the Euro are deemed to be denominated in a foreign currency.

Transactions in foreign currencies are translated at their initial valuation at the spot exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rate prevailing at the balance sheet date. Exchange differences, both positive and negative, arising in this process, as well as those arising on settlement of these assets and liabilities, are recognized in the consolidated income statement for the period in which they arise.

Amounts presented in these Unaudited Interim Consolidated Financial Statements are in thousands of euros, unless otherwise stated.

c)	Entities located in hyperinflationary economies

In accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” a subsidiary operates in a country with hyperinflationary economy when the cumulative inflation rate over three years approaches or exceeds 100%. The standard provides the following criteria for determining whether an economy is experiencing hyperinflation: The population expresses prices in terms of a foreign currency or a relatively stable index, the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency, sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short or the inflation rate over 12 months is equal to or exceeds 50%.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Since 2018, the economy of Argentina, has been considered hyperinflationary under the above criteria and mainly because Argentina had a significant increase in inflation which by the end of 2018 had reached 48% per year (147% accumulated in three years until the year ended December 31, 2023).

When IAS 29 applies, the subsidiary’s financial statements are adjusted for the effects of changes in the general price level, in order to provide users with information that is more meaningful and useful, which means that:

-	Adjust the historical cost of the non-monetary assets and liabilities and the various equity items from the date of acquisition or incorporation onto the consolidated statement of financial position until the end of the interim financial period to reflect changes in the purchasing power of the currency as a result of inflation.

-	To reflect the gain or loss corresponding to the impact of the six month period’s inflation on the net monetary position on the income statement.

-	Adjust the different items on the income statement and cash flow statement by the inflationary index since their generation, with a balancing entry in financial results and a reconciling item in the cash flow statement, respectively.

-	Convert all components of the financial statements to the closing exchange rate. In the case of the Argentine companies, to the closing exchange rate as at 30 June 2024 being 976 pesos per euro.

At June 30, 2024, no other country than Argentina in which the consolidated entities of Codere Online are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by IFRS-IASB.

d)	Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization and impairment losses, if any. These assets are tested for impairment when events or circumstances arise that may indicate that their book value may not be recoverable.

Intangible assets can have (i) an indefinite useful life when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities or (ii) a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized. When intangible assets have an indefinite life, an impairment analysis is required at least annually, regardless of whether there is a triggering event. Management performs an impairment analysis at the end of each reporting period or whenever there is any indication of impairment. As part of this analysis, management also reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps to amortize the asset.

As required, management also performs an analysis on intangible assets with definite useful lives in order to determine whether there are any potential indicators of impairment. Intangible assets with definite useful lives are amortized on a straight-line basis according to the following:

●	Licenses for computer programs acquired from third parties are capitalized based on the costs incurred to acquire them and to prepare each specific program for use. These costs are amortized over their estimated useful lives.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

e)	Property, plant and equipment (“PP&E”)

Property, plant and equipment is carried at cost less any accumulated depreciation and impairment in value, if any.

Cost includes, among others, direct labour costs incurred in the installation and the relevant allocable portion of the indirect costs. Codere Online depreciates its property, plant and equipment from the time they can be placed in service, depreciating the cost of the assets on a straight-line basis over the assets’ estimated useful lives, which are as follows:

Years of estimated useful life
Machinery and equipment	3-10 years
Other fixtures, fittings and tools	3-15 years

f)	Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. Whenever such indicators arise, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows derived from the use of the asset or its cash generating unit, as applicable, are discounted to the asset’s present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

g)	Financial instruments

Classification of financial assets

Financial assets and financial liabilities are recognized when an entity within Codere Online becomes a party to the contractual provisions of a financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net income or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net income or loss are recognized immediately in the consolidated income statement.

Financial assets

Financial assets are classified into three main categories: amortized cost, fair value through net income or loss and fair value through OCI, depending on the business model and the characteristics of the contractual cash flows.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Loans, accounts receivable and financial assets that Codere Online expressly intends and is able to hold to maturity are subsequently measured at amortized cost less any related impairment losses.

Loans and accounts receivable maturing within no more than 12 months from the reporting date are classified as current items and those maturing within more than 12 months are classified as non-current items.

Impairment of financial assets

Codere Online recognizes a loss allowance for expected credit losses on investments in debt instruments which are measured at amortized cost. The amount of expected credit losses is updated on each reporting date to reflect changes in credit risk since the initial recognition of the financial instrument.

Codere Online recognizes lifetime Expected Credit Losses (“ECL”) for receivables, applying the simplified approach established by the IFRS 9 standard. As Codere Online’s historical credit loss experience between Group’s entities is nil, the expected credit loss is estimated based on external risk parameters, publicly available, such as the probability of default (PD) of Codere Group and a loss given at default (LGD) of 100%.

Derecognition of financial assets

Codere Online derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If Codere Online neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, Codere Online recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If Codere Online retains substantially all the risks and rewards of ownership of a transferred financial asset, Codere Online continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

With respect to the derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received (and which will be received in the future) and the cumulative gain or loss that had been recognized in the Unaudited Interim Consolidated Financial Statements of Comprehensive Income and accumulated in equity is recognized in the Unaudited Interim Consolidated Income Statement.

Financial liabilities

Financial liabilities at amortized cost

Financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the exact rate that discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at fair value through profit or loss (“FVTPL”) when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading or (iii) it is designated as at FVTPL.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Financial liabilities at fair value through profit or loss are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss to the extent that they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in net financial results in profit or loss.

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the Unaudited Interim Consolidated Income Statements. The remaining amount of change in the fair value of liability is recognized in the Unaudited Interim Consolidated Income Statements. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.

Derecognition of financial liabilities

Codere Online derecognizes financial liabilities when, and only when, Codere Online’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the derecognized financial liability and the consideration paid and payable is recognized in the Unaudited Interim Consolidated Income Statements.

Accounting for warrants

The warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for Codere Online’s shares at a fixed price. Although the warrants will be exchanged for Codere Online’s shares based on the terms of the warrant agreement, the warrants were classified as a derivative financial liability measured at FVTPL, and not as an equity instrument. Changes in the fair value of the financial liability are presented in the Unaudited Interim Consolidated Income Statements under the heading “Finance income / (costs)”.

h)	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and at banks, demand deposits and other short-term highly liquid investments with maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. These items are stated, based on their nature, at historical cost, amortized cost or fair value, which does not differ significantly from realizable value.

i)	Revenue

Revenue from contracts with customers is recognized when service is provided to the customer at an amount that reflects the consideration to which Codere Online expects to be entitled in exchange for those services. Codere Online has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before providing them to the customer.

Online gambling

Codere Online generates its revenues from online gambling (online casino and sports betting). Codere Online recognizes revenue from online gambling at a point in time when each wager has been made and resolved. It is recorded as gambling revenue in the accompanying Unaudited Interim Consolidated Income Statement, with liabilities recognized and measured as the aggregate net difference between funds deposited by customers plus winning wagers less losing wagers and less customers withdrawals. We report all the wins as revenue and our provider’s share is reported in other operating expenses.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Balances related to revenue

A liability is recognized as an obligation to provide the gambling service to a customer for which Codere Online has received consideration from the customer, at which time a contract liability is recognized under trade payables and other current liabilities. For example, online sports betting involves a player placing a wager on a particular outcome of a sporting event at some fixed odds.

j)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax, if any.

Current tax

The tax currently payable is based on taxable income for the period. Taxable income differs from income before tax as reported in the Unaudited Interim Consolidated Income Statement because of items of income or expense that are taxable or deductible in other periods or years and items that are never taxable or deductible. Codere Online’s current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

Global minimum top-up tax

The European Directive 2022/2523 (Pillar 2) legislation has been enacted in Luxembourg (Law of 22 December 2023), where the Ultimate Parent Company of the Codere Group is located. Codere Group is a multinational organization with global revenues exceeding 750 million euros, and Codere Online is part of this group. Given that the Pillar 2 legislation does not differentiate between business units within multinational groups, the safe harbor analysis does not indicate any impact in Luxembourg or any other jurisdiction where Codere Online operates.

k)	Non-current and current assets and liabilities

Presentation in the Unaudited Interim Consolidated Statement of Financial Position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of Codere Online or are held-for-sale. Non-current assets and liabilities include all other types of assets and liabilities.

l)	Critical judgments and use of estimates

No key assumptions made by Codere Online in preparing its estimates about future performance and other relevant sources of uncertainty at the reporting date that could have a significant impact on the Unaudited Interim Consolidated Financial Statements within the next financial six-month period.

m)	Accounting policies - New IFRS, IFRIC and amendments to IFRS not effective as of June 30, 2024

Codere Online has adopted all of the applicable IFRS-IASB standards and amendments that were effective for periods ending June 30, 2024 and prior to such date. Codere Online has used the same accounting policies in its opening Unaudited Interim Consolidated Statement of Financial Position and through all of the periods presented in these Unaudited Interim Consolidated Financial Statements.

As of June 30, 2024, the following standards, amendments and interpretations have been published by the IASB, but their application is, for most of the cases presented, not yet mandatory for Codere Online, and Codere Online has not elected to early adopt the policies once allowed to do so. Codere Online intends to adopt these new and amended standards and interpretations, if applicable, when they become effective

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

As of the approval date of the Unaudited Interim Consolidated Financial Statements, the following standards, amendments and interpretations had been published by the IASB, but their application was not mandatory in certain cases:

Standards, amendments and interpretations	Description		Mandatory application for financial years starting on or after:
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7	On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:		January 1, 2026

	●	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

	●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

	●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

	●	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

IFRS 18 Presentation and Disclosure in Financial Statements	IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.		January 1, 2027

IFRS 19 Subsidiaries without Public Accountability: Disclosures	Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.		January 1, 2027

Codere Online estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the Unaudited Interim Consolidated Financial Statements in the initial period of application. However, Codere Online is currently assessing the detailed implications of applying IFRS 18 on Codere Online’s Unaudited Interim Consolidated Financial Statements.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

4.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the Chief Executive Officer (“CEO”) of Codere Online. The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, Codere Online’s operating segments are formed by Codere Online’s online business in Spain, Mexico, Colombia, Panama and Argentina.

The CEO measures the performance of Codere Online’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), interest expense, depreciation and amortization.

Codere Online will report financial information, both internally and externally, based on the organizational structure approved by the CEO of Codere Online. Thus, the reportable segments for these Unaudited Interim Consolidated Financial Statements are formed by Codere Online’s operations in Spain, Mexico and Colombia. Panama, Argentina and Codere Online Operator LTD (Malta) are grouped under “Other operations”. Codere Online Management Services LTD, Codere Israel Marketing Support Services LTD, Codere Online Luxembourg, S.A., Codere (Gibraltar) Marketing Services LTD, Servicios de Juego Online, S.A.U. (“SEJO”) and Codere Online U.S. Corp. are grouped and reported under “Supporting”. These entities aggregated under “Supporting” segment are not operating entities (only holding companies) but entities that provide internal support services.

The entities that have been aggregated under “Other operations” and “Supporting” have been grouped in accordance with guidance allowed under IFRS 8, Operating Segments. Based on both IFRS 8:BC30 and the diagram included in the implementation guidance accompanying IFRS 8, if two or more components of a business meet the aggregation criteria, they may be combined for external reporting purposes into a single operating segment, notwithstanding that they may individually exceed the quantitative thresholds. Additionally, the entities aggregated in the “Other operations” and “Supporting” segments all meet the following conditions: (i) aggregation is consistent with the core principle of IFRS 8, (ii) the segments have similar economic characteristics, (iii) the segments are similar in the nature of the products and services offered, (iv) the segments are similar in the nature of their production processes, (v) the segments are similar in the type or class of customer for their products and services, (vi) the segments have similar methods used to distribute their products and provide their services and (vii) the segments have a similar nature of their regulatory environment. The segments referred to above include the information related to the online business provided in each country. Inter-segment transactions are carried out on an arm’s length basis and are included in the “Eliminations” column. Information relating to other Codere Online companies not specifically included in these segments is reported under “Other Operations”.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

The following tables break down certain of the information presented in the Unaudited Interim Consolidated Statements Income/ (Loss) Statement for the six months ended June 30, 2024 and 2023:

06/30/2024	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Revenue	44,130	49,187	5,883	2,907	25,578	(25,577)	102,108
Depreciation and amortization	(49)	(18)	(1)	(3)	(27)	-	(98)
Personnel expenses	(1,222)	(778)	(183)	(483)	(6,770)	-	(9,436)
Other operating expenses	(33,962)	(49,083)	(5,400)	(5,381)	(22,697)	25,578	(90,945)
Operating expenses	(35,233)	(49,879)	(5,584)	(5,867)	(29,494)	25,578	(100,479)
OPERATING INCOME/(LOSS)	8,897	(692)	299	(2,959)	(3,916)	-	1,629
Finance income	1,028	322	(23)	1,418	(3,138)	(5,011)	(5,404)
Finance costs	(49)	(1,325)	(209)	3,384	(2,368)	5,013	4,446
Net financial results	979	(1,003)	(231)	4,802	(5,507)	2	(958)
NET INCOME/(LOSS) BEFORE TAX	9,876	(1,694)	68	1,842	(9,424)	2	671
Income tax benefit/(expense)	5	-	1	4	(932)	-	(922)
NET INCOME/(LOSS) FOR THE PERIOD	9,881	(1,694)	68	1,847	(10,355)	2	(251)
Attributable to equity holders of the Parent	9,881	(1,695)	68	1,847	(10,355)	2	(252)
Attributable to non-controlling interests	-	1	-	-	-	-	1

06/30/2023	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Revenue	35,941	31,959	4,659	2,076	20,121	(20,121)	74,635
Personnel expenses	(846)	(791)	(110)	(359)	(6,688)	-	(8,794)
Depreciation and amortization	(4)	(15)	(1)	(3)	(24)	-	(47)
Other operating expenses	(25,762)	(35,547)	(6,166)	(5,321)	(24,430)	20,125	(77,101)
Operating expenses	(26,612)	(36,353)	(6,277)	(5,683)	(31,142)	20,125	(85,942)
OPERATING INCOME/(LOSS)	9,329	(4,394)	(1,618)	(3,607)	(11,021)	4	(11,307)
Finance income	291	5,973	171	3,090	8,261	(5,865)	11,921
Finance costs	(32)	(2,068)	55	(749)	(6,426)	5,864	(3,356)
Net financial results	259	3,905	226	2,341	1,835	(1)	8,565
NET INCOME/(LOSS) BEFORE TAX	9,588	(489)	(1,392)	(1,266)	(9,186)	3	(2,742)
Income tax benefit/(expense)	(338)	2	108	8	2,637	-	2,417
NET INCOME/(LOSS) FOR THE PERIOD	9,250	(487)	(1,284)	(1,258)	(6,549)	3	(325)
Attributable to equity holders of the Parent	9,250	(488)	(1,284)	(1,197)	(6,549)	(43)	(305)
Attributable to non-controlling interests	-	-	-	(61)	-	46	(20)

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

The following tables break down certain of the information presented in the Unaudited Interim Consolidated Statement of Financial Position as of June 30, 2024 and in the consolidated Statement of Financial Position as of December 31, 2023.

06/30/2024	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Non-current assets	759	40	9	48	128,989	(120,102)	9,743
Current assets	61,733	13,683	5,746	5,148	179,266	(203,543)	62,033
Trade receivables and other current assets	13,381	1,492	437	878	62,394	(69,273)	9,309
Current financial assets	40,134	3,706	1,861	766	100,064	(134,240)	12,291
Cash and cash equivalents	8,218	8,485	3,448	3,504	16,808	(30)	40,433
Total Assets	62,492	13,723	5,755	5,196	308,255	(323,645)	71,776
EQUITY	42,878	(19,100)	(1,167)	(12,087)	128,774	(120,368)	18,930
NON-CURRENT LIABILITIES	-	-	-	-	6,162	-	6,162
Non-current financial liabilities	-	-	-	-	6,162	-	6,162
CURRENT LIABILITIES	19,614	32,824	6,922	17,282	173,319	(203,277)	46,684
Lease obligations	396	-	-	-	91	-	487
Borrowings	2,177	2,708	2,064	11,742	146,316	(160,327)	4,680
Trade payables and other current liabilities	17,041	30,116	4,858	5,540	26,912	(42,950)	41,517
Total EQUITY AND LIABILITIES	62,492	13,724	5,755	5,195	308,255	(323,645)	71,776

12/31/2023	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Non-current assets	251	59	8	43	127,692	(119,180)	8,872
Current assets	57,153	11,026	4,006	4,472	164,280	(175,658)	65,280
Trade receivables and other current assets	14,666	1,537	656	1,552	55,897	(60,704)	13,604
Current financial assets	31,689	2,743	1,565	920	88,403	(114,923)	10,398
Cash and cash equivalents	10,798	6,746	1,785	2,000	19,980	(31)	41,278
Total Assets	57,404	11,086	4,014	4,515	291,971	(294,838)	74,152
EQUITY	32,959	(18,372)	(558)	(9,014)	136,074	(119,449)	21,639
NON-CURRENT LIABILITIES	-	-	-	-	408	-	408
CURRENT LIABILITIES	24,445	29,458	4,572	13,529	155,489	(175,388)	52,105
Borrowings	2,247	3,288	1,490	9,108	135,140	(146,168)	5,105
Trade payables and other current liabilities	22,198	26,170	3,082	4,421	20,350	(29,220)	47,000
Total EQUITY AND LIABILITIES	57,404	11,086	4,014	4,515	291,971	(294,838)	74,152

Codere Online does not have any customers that individually account for 10% or more of its interest and income for the six months ended June 30, 2024 and 2023.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

5.	INTANGIBLE ASSETS

The table below reconciles the carrying amounts of “Intangible assets” at the beginning and end of the reporting periods:

Cost	Balance at 12/31/2023	Additions	Derecognitions	Balance at 06/30/2024
Software	4,409	-	-	4,409
Total Cost	4,409	-	-	4,409
Accumulated amortization (Note 14)

Software	(4,399)	(6)	-	(4,405)
Total Amortization	(4,399)	(6)	-	(4,405)
Total Carrying amount	10	(6)	-	4

Cost	Balance at 12/31/2022	Additions	Derecognitions	Balance at 12/31/2023
Software	4,409	-	-	4,409
Total Cost	4,409	-	-	4,409
Accumulated amortization (Note 14)
		-	-
Service concession arrangement	-	-	-	-
Software	(4,399)	-	-	(4,399)
Total Amortization	(4,399)	-	-	(4,399)
Total Carrying amount	10	-	-	10

The gross cost, accumulated amortization and impairment losses of intangible assets as of June 30, 2024 and December 31, 2023 are as follows:

Balance as of 06/30/2024

	Useful life (in years)	Accumulated amortization	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Software	4	Straight line	4,409	(4,405)	-	4
Total intangible assets			4,409	(4,405)	-	4

Balance as of 12/31/2023

	Useful life (in years)	Accumulated amortization	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Software	4	Straight line	4,409	(4,399)	-	10
Total intangible assets			4,409	(4,399)	-	10

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

6.	PROPERTY, PLANT AND EQUIPMENT

The reconciliation of the carrying amounts of the items comprising “Property, plant and equipment” at the beginning and end of the reporting period:

Cost	Balance at 12/31/2023	Additions	Derecognitions	Balance at 06/30/2024
Machinery and equipment	638	168	-	806
Other fixtures, fittings and tools	10	7	-	17
Total	648	175	-	823
Accumulated depreciation (Note 14)

Machinery and equipment	(311)	(54)	-	(365)
Other fixtures, fittings and tools	(4)	(11)	-	(15)
Total	(315)	(65)	-	(380)
Carrying amount	333	110	-	443

Cost	Balance at 12/31/2022	Additions	Derecognitions	Balance at 06/30/2023
Machinery and equipment	394	244	-	638
Other fixtures, fittings and tools	10	-	-	10
Total	404	244	-	648
Accumulated depreciation (Note 14)

Machinery and equipment	(200)	(111)	-	(311)
Other fixtures, fittings and tools	(4)	-	-	(4)
Total	(204)	(111)	-	(315)
Carrying amount	200	133	-	333

The increase in the carrying amount of property, plant, and equipment at June 30, 2024 and 2023, is primarily attributable to substantial investments in machinery and equipment. Such additions have been measured at cost in accordance with applicable accounting standards.

7.	RIGHT OF USE ASSETS

The reconciliation of the carrying amounts of the items comprising “Right of use assets” at the beginning and end of the reporting period:

			-	-
Cost	Balance at 12/31/2023	Additions	Derecognitions	Balance at 06/30/2024
Right of use assets	-	504	-	504
Total	-	504	-	504
Accumulated depreciation (Note 14)
			-	-
Right of use assets	-	(27)	-	(27)
Total	-	(27)	-	(27)
Carrying amount	-	477	-	477

Additions in June 2024 mainly correspond to certain investments related to lease contracts recognized as right-of-use assets pursuant to IFRS 16.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

8.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under this heading at June 30, 2024 and December 31, 2023 is as follows:

	Amortized Cost
06/30/2024	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	62,033	62,033	62,033
Trade receivables and other current assets (Note 9)	9,309	9,309	9,309
Current financial assets	12,291	12,291	12,291
Cash and cash equivalents	40,433	40,433	40,433

	Amortized Cost
12/31/2023	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	65,280	65,280	65,280
Trade receivables and other current assets (Note 9)	13,604	13,604	13,604
Current financial assets	10,398	10,398	10,398
Cash and cash equivalents	41,278	41,278	41,278

Cash and cash equivalents includes cash from clients in certain jurisdictions (Spain, Colombia, Panama and the City of Buenos Aires) where regulation obliges us to maintain a cash reserve equal to the amount that the customer has in his or her online wallet. As of June 30, 2024 and December 31, 2023, it amounted to €5,769 and €5,150 thousand euros, respectively.

Trade receivables and other current assets mainly include deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to their online wallets and amounted to €2,689 and €1,445 thousand euros as of June 30, 2024 and December 31, 2023, respectively.

Current financial assets mainly correspond to “in transit” deposits made by customers through payment service providers to their online wallets and amounted to €11,414 and €9,905 thousand euros as of June 30, 2024 and December 31, 2023, respectively. These deposits are normally settled and appear in the customers’ online wallet between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

Current financial assets from related parties primarily correspond to deposits made by customers at retail sports betting points of sale and terminals owned by other entities within the Codere Group, which are credited to their online wallets. Additionally, in 2023, it also included a tax receivable of €5,492 thousand arising from the reorganization of intercompany invoices. These receivables amounted to €1,584 thousand and €8,147 thousand as of June 30, 2024, and December 31, 2023, respectively (see Note 15). These receivables are normally recognized as current financial assets.

The expected credit losses recognized on current financial assets as of June 30, 2024 and December 31, 2023 amounted to €138 and €138 thousand euros, respectively.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

9.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at June 30,2024 and December 31, 2023 is as follows:

	06/30/2024	12/31/2023
Trade receivables:
Other receivables from the Codere Group companies (Note 15)	1,584	8,147
Impairment of trade receivables	(99)	(99)
Other current assets:
Current tax asset (VAT)	6,526	5,169
Prepayments	1,463	414
Other receivables	(166)	(27)
Total	9,309	13,604

Other receivables from the Codere Group companies mainly include balances to be paid by Latin American (“Latam”) retail companies from Codere Group amounting to €786 thousand as of June 30, 2024 and amounting to €1,342 thousand as of December 31, 2023.

The carrying amounts of Codere Online’s trade receivables and other current assets are denominated in the following currencies:

Currency	06/30/2024	12/31/2023
EUR	6,480	9,845
ILS	212	219
ARS	351	633
USD	338	712
MXN	1,492	1,537
COP	436	656
Total	9,309	13,604

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Codere Online does not hold any collateral as security.

The movement in the allowance for impairment of accounts receivable as of June 30, 2024 and December 31, 2023 is as follows:

Expected credit loss as of 12/31/2022	99
Additions	-
Reversal	-
Expected credit loss as of 12/31/2023	99

Expected credit loss as of 12/31/2023	99
Additions	-
Reversal	-
Expected credit loss as of 06/30/2024	99

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

10.	EQUITY

On June 4, 2021, the Company was created with an initial share capital amounting to €30 thousand divided into 30 thousand ordinary shares with a nominal value of one euro each (€1), all of which are fully paid up.

As of December 31, 2021, the share capital of Codere Online amounted to €45,121,956 divided into 45,121,956 shares as a result of the capital increases in connection with the Business Combination as described in Note 9 of the Consolidated Carve-out Financial Statements as of December 31, 2022. As of June 30, 2024, there is no change in share capital of the Company.

On January 24 and March 29, 2023, the Board of Directors approved the creation and issuance of 99,664 and 76,280 new shares with a nominal value of one euro each (€1), all fully paid up by the capitalization of part of the available reserve of the company. This issuance was made in accordance with the terms of the invitation letter signed by the subscribers of the management incentive plan.

On January 4, 2024, the Board of Directors approved the creation and issuance of 193,275 new shares with a nominal value of one euro each (€1), all fully paid up by the capitalization of part of the available reserve of the company. This issuance was made in accordance with the terms of the invitation letter signed by the subscribers of the management incentive plan.

The movement in Equity, mainly in “Other reserves” as of June 30, 2024, amounted to €1,196 (€1,575 thousand as of June 30, 2023), mainly related to the management incentive plan described in Note 18.

11.	BORROWINGS, LEASE LIABILITIES AND NON-CURRENT FINANCIAL LIABILITIES

Current borrowings at amortized cost

	Amortized Cost
06/30/2024	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	4,680	4,680	4,680
Other borrowings	4,680	4,680	4,680
Of which:
with related parties (Note 15)	4,680	4,680	4,680

	Amortized Cost
12/31/2023	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	5,105	5,105	5,105
Other borrowings	5,105	5,105	5,105
Of which:
with related parties (Note 15)	5,105	5,105	5,105

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €4,680 and €5,105 thousand as of June 30, 2024 and December 31, 2023, respectively.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

The following tables present details regarding the changes in financial liabilities as of June 30, 2024 and December 31, 2023 that arise from current financial activities:

06/30/2024

	Balance at 12/31/2023	Drawdown of related party debt	Related party non-cash payable	Foreign exchange movement	Changes in fair value	Balance at 06/30/2024
Other borrowings	5,105	-	(425)	-	-	4,680
Total	5,105	-	(425)	-	-	4,680

12/31/2023

	Balance at 12/31/2022	Drawdown of related party debt	Related party non-cash payable	Foreign exchange movement	Changes in fair value	Balance at 12/31/2023
Other Borrowings	4,243	-	862	-	-	5,105
Total	4,243	-	862	-	-	5,105

Lease liabilities

	Balance at 12/31/2023	Additions	Derecognitions	Balance at 06/30/2024
Lease liabilities	-	860	(373)	487
Total	-	860	(373)	487

Financial liabilities associated with financing activities

Non-current financial liabilities.

As of June 30, 2024, non-current financial liabilities included warrants accounted for as liabilities. The fair value of the warrants was derived from quoted prices (Level 1).

The warrants represent rights to purchase Ordinary Shares of Codere Online under pre-established terms. As of December 31, 2023, the warrants correspond to a total of 6,435,000. This amount consists of 185,000 Codere Online Private Warrants, which are warrants included in the Private Placement Units and were each exercisable for one share of DD3 Class A Common Stock at the closing date, and 6,250,000 Codere Online Public Warrants, which are warrants included in the Public Units, also exercisable for one share of DD3 Class A Common Stock. These rights were converted into Codere Online warrants following the merger with DD3, maintaining the conditions outlined in the Warrant Amendment Agreement entered into in connection with the Merger.

As of June 30, 2024, the warrant liabilities amounted to €6,162 thousand in the aggregate (as of December 31, 2023, the fair value of the warrant liabilities amounted to €408 thousand). The change in fair value of the warrants was recorded in the Unaudited Interim Consolidated Income Statements as net financial results.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

12.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of as of June 30, 2024 and December 31, 2023 is as follows:

	06/30/2024	12/31/2023
Trade payables	27,378	31,812
Customer online wallets	7,987	7,582
Other current liabilities	5,623	6,856
Accruals	529	750
Total	41,517	47,000
Of which:
with related parties (Note 15)	6,096	9,670

The customer online wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Accruals include Codere Online’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

The details of other current liabilities as of June 30, 2024 and December 31, 2023 is as follows:

	06/30/2024	12/31/2023
Accrued salaries	596	1,372
Current tax liabilities	4,810	5,478
Others	217	6
Total	5,623	6,856

13.	INCOME TAX

Each of the entities included in Codere Online file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated income statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

Reconciliation of book net income/(loss) before taxes to taxable income

The reconciliation between book net income/(loss) before tax and the income tax benefit/(expense) from continuing operations as of June 30, 2024 is as follows:

	06/30/2024	06/30/2023
Current income tax expense	(1,212)	1,611
Deferred income tax expense relating to origination and reversal of temporary differences	290	806
Income tax expense recognised in statement of profit or loss	(922)	2,417

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Deferred taxes

	06/30/2024	06/30/2023
Deferred tax asset	8,819	1,050
Deferred tax liability	-	-

The deferred tax asset generated as of June 30, 2024 due to the recognition of increased tax loss carryforwards generated during the period.

As shown in the table below, Codere Online has generated net losses which can be offset against future profits; however, as of December 31, 2023, and June 30, 2024, Codere Online did not recognize these considering it is not expected that these will be utilized within the foreseeable future. There is no limit on time in either country to utilize these losses against future profits.

Entity	Previous	2021	2022	2023	Six months ended 06/30/2024	Total as of 06/30/2024
SEJO	-	10,907	4,263	9,216	-	24,386
Codere Online S.A.U. (Spain)	1,923	-	-	-	-	1,923
LIFO AenP (Mexico)	-	360	23,661	5,574	-	29,595
Codere Online Colombia	-	1,336	4,998	1,710	-	8,044
Codere Online U.S. Corp.	-	6,707	46	-	-	6,752
Codere Online Luxembourg	-	3,826	239,237	-	-	243,063

14.	REVENUE AND EXPENSES

Revenues

The breakdown of Codere Online’s revenues for the six months ended June 30, 2024 and 2023 is as follows:

	06/30/2024	06/30/2023
Online sports betting	44,359	36,296
Online casino wagering	57,709	38,339
Others	40	-
Total	102,108	74,635

No single customer contributed more than 10% of revenue for the six months ended June 30, 2024, and 2023.

Additionally, the distribution of sales by geographical market during the reporting period is as follows:

	06/30/2024	06/30/2023
Spain	44,130	35,941
Mexico	49,187	31,959
Colombia	5,883	4,659
Argentina	1,475	-
Panama	-	1,270
Others	1,432	806
Total	102,108	74,635

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Personnel expenses

The heading personnel expenses of the attached Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2024 and 2023 includes expenses for wages, salaries, long term incentive plans, benefits (and other similar concepts) and social security and other social contributions expenses payable by Codere Online.

	06/30/2024	06/30/2023
Wages, salaries and similar	6,071	5,374
Social security contributions payable by Codere Online	841	586
Other social contributions	2,524	2,834
Total	9,436	8,794

Depreciation and amortization

The breakdown of depreciation and amortization in the Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2024 and 2023 is as follows:

	06/30/2024	06/30/2023
Depreciation of property, plant and equipment	65	47
Amortization of intangible assets	6	-
Amortization of right-of-use assets	27	-
Total	98	47

Other operating expenses

The breakdown of other operating expenses for the six months ended June 30, 2024 and 2023 is as follows:

	06/30/2024	06/30/2023
Gambling taxes	10,174	7,580
Leases	237	257
Utilities, repairs and maintenance	550	667
Professional services and other expenses	32,145	30,186
Casino license royalties	3,965	3,018
Marketing expenses	43,874	35,393
Total	90,945	77,101

Codere Online recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value.

Professional services and other expenses mainly include: (i) streaming services contracted to external parties offered to our customers as a complement to our sports betting offer, (ii) the payment processing which allow our customers to deposit and withdraw using platforms and (iii) also some of our sports odds are obtained through external providers. Additionally, certain other expenses, such as those relating to marketing and customer relationship management (CRM) tools, are included in this item.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Finance income / (cost)

The breakdown of finance income for the period ended June 30, 2024 and 2023 is as follows

	06/30/2024	06/30/2023
Interest Income/(Expenses)	296	1,136
Exchange rate impact	(2,300)	2,844
Effect of inflation on results	5,916	4,251
Changes in fair value	(5,754)	334
Short term investment gain	895	-
Others	(10)	-
Total	(958)	8,565

Net financial results amounted to €(958) thousand euros for the six months ended June 30, 2024, primarily relating to the fluctuation of the exchange rates that Codere Online has incurred between euro and other currencies and the change in fair value of the warrants.

Codere Online has recorded the impact of the exchange rate and the change in fair value of the warrants as finance expense amounting to €(5,754) thousand and as a finance income amounting to €334 thousand respectively for the six months ended June 30, 2024 and June 30, 2023. Additionally, included in this heading for the period ended June 30, 2024 and June 30, 2023 are both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, the Colombian peso, Argentine peso and the Panamanian balboa, that Codere Online uses in its operations as well as interest expense related to Codere Online’s outstanding borrowings from related parties.

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the period attributable to equity holders of the Company by (b) the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. The effect of warrants throughout 2024 qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares are disregarded in the calculation of diluted earnings per share.

Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Therefore, earnings per share has been adjusted for all periods presented to reflect the average number of shares issued and outstanding of 45,467,217 for the six months ended June 30, 2024 and 2023.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Both basic and diluted earnings per share attributable to equity holders of Codere Online are calculated based on the following data, in each case for the six months ended June 30, 2024 and June 30, 2023.

	06/30/2024	06/30/2023
Net income/(loss) attributable to the equity holders of the Parent (thousand euros)	(252)	(305)
Weight average number of shares outstanding:
Basic	45,467,217	45,467,217
Diluted	45,467,217	45,467,217
Basic earnings per share (euros)	(0.006)	(0.007)
Diluted earnings per share (euros)	(0.006)	(0.007)

15.	RELATED PARTIES

The parties related to Codere Online include, in addition to its and Codere Group’s subsidiaries, associates and jointly controlled entities, if any, the Group’s key management personnel, as well as all individuals who are related to them by a family relationship, and the entities over which key management personnel may exercise significant influence or control. Balances and transactions between Codere Online and its subsidiaries, which are related parties of Codere Online, have been eliminated in consolidation and are not disclosed in this note. Details of transactions between Codere Online and other related parties are disclosed below.

Transactions with Codere Group and related companies

06/30/2024

Related Companies	Relation to Codere Online	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	1,896	1,896
Codere Newco S.A.U.	Parent of Codere Online	-	7,244	7,244
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	1,230	1,230
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	62	62
Other retail companies	Subsidiary of Codere Group	-	368	368
Mexico retail companies	Subsidiary of Codere Group	-	1,684	1,684
Retail Latam	Subsidiary of Codere Group	-	992	992
Total		-	13,476	13,476

Balance at 06/30/2024

	Related companies	Trade receivables (Note 9)	Current Borrowings (Note 11)	Trade payables and other current liabilities (Note 12)
Codere Newco S.A.U.	Parent of Codere Online	332	0	2,211
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	0	0	304
Codere Apuestas España S.L.	Subsidiary of Codere Group	238	1	973
Other retail companies	Subsidiary of Codere Group	228	586	811
Other Latam retail companies	Subsidiary of Codere Group	786	4,092	1,797
Total		1,584	4,680	6,096

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

16.	RISK MANAGEMENT POLICIES

Key Company Risk

The key risks to which Codere Online is exposed are related to the gambling sector. The gambling industry is closely regulated (those regulations extend to the gambling business itself and the gambling formats and channels permitted; management of the risks associated with gambling; gambling advertising; data protection; anti-money laundering; and anti-fraud, among others). Gambling operators are required to fulfil a number of technical and compliance-related obligations in order to operate under licenses that need to be renewed periodically and/or are subject to ongoing oversight. The failure to comply with any of these regulations or requirements or the inability to renew our gambling licenses could have an adverse impact on our business. In addition, new regulations in the future could imply additional restrictions on already-regulated activities that could reduce Codere Online’s ability to offer products and services to its customers.

The industry is also exposed to the formulation of new and interpretation of existing gambling tax regulations in every market. Any increase in the gambling tax burden or changes in tax calculation methodologies could affect the viability of Codere Online’s business. The gambling industry is often in the spotlight and the public perception of what Codere Online does can also have an adverse impact on its performance. Moreover, regulatory changes in the various markets could pave the way for the entry of new competitors or new gambling formats that could have an adverse impact on Codere Online’s business. Lastly, Codere Online is and will remain exposed to inspections and/ lawsuits related with the above-mentioned tax regulations and compliance rules.

Elsewhere, the markets in which Codere Online does business expose it to political, macroeconomic and monetary risks that affect its international operations. The market, social and economic conditions in each of the markets where Codere Online operates affect its customers’ purchasing power and, by extension, its business performance. Codere Online is also affected by political and monetary risks (including exposure to currency devaluations).

In addition, Codere Online is exposed to the risk that its customers’ preferences could change, as well as the risk that technology could lead to alternative leisure options. It also faces risks deriving from supplier or competitor concentration in certain formats or products and the ability or inability of the former to create safe gambling products that are attractive to customers and comply with prevailing legislation in one or more markets. Lastly, the impact of technology developments on how the business and product are managed (digitalization and interconnection) implies risks with respect to the integrity of Codere Online’s IT systems and platforms which Codere Online needs to manage proactively in order to avoid potential contingencies. Codere Online’s financial systems currently rely significantly on human intervention. Codere Online is making an effort to reduce the level of human intervention in the related processes.

Codere Online is exposed to various financial market risks as a result of its ordinary business activities. The main market risks affecting Codere Online are the following:

●	Liquidity risk: Codere Online is exposed to liquidity risk if a mismatch arises between its financing needs and its sources of financings.

●	Exchange rate risk: Codere Online is exposed to exchange rate risk because its functional currency is the euro, and financial assets and liabilities denominated in a currency that is different from is the euro are subject to variations resulting from fluctuations in exchange rates.

●	Credit risk: Codere Online is exposed to the risk that a counterparty to an agreement does not comply with its contractual obligations, thus negatively affecting results of operations of Codere Online.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Market Risk

As a publicly traded company, Codere Online is exposed to market risks that arise from changes in market prices and rates, including foreign currency exchange rates, interest rates, equity prices, and other factors that affect the capital markets.

Additionally, our company has publicly traded securities that are subject to market risk. Adverse changes in these market conditions could have a negative impact on our financial performance and position.

Liquidity risk

Codere Online is exposed to liquidity risk if a mismatch arises between its financing needs (including operating, financial and investment needs) and its sources of financing (including cash on balance sheet and future cash flows).

Exchange rate risk

Exchange rate risk arises when the value of existing assets, liabilities and / or future cash flows are subject to change because of fluctuations in foreign exchange rates. Codere Online’s exposure to exchange rate risk relates primarily to (i) its operations (certain revenues and expenses being denominated in foreign currencies) and (ii) certain cash balances being held in foreign currencies.

Codere Online actively manages exchange rate risks to control the exposure of balances to foreign currency in order to minimize the risks associated with exchange rate variations and optimizing Codere Online’s financial cost.

The following tables include the outstanding current asset and current liability balances in foreign currencies as of June 30, 2024 and December 31, 2023 in thousands of euros:

06/30/2024

	Current assets	Current liabilities
ILS	472	589
COP	5,745	2,194
MXN	13,683	14,300
PAB	3,413	2,697
ARS	1,356	707
Total	24,669	20,486

12/31/2023

	Current assets	Current liabilities
ILS	665	784
COP	4,006	2,036
MXN	11,027	17,090
PAB	-	2,268
ARS	1,381	539
USD	-	-
Total	17,079	22,717

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Credit risk

Codere Online’s main financial assets exposed to credit risk are trade receivables, current financial assets and other current assets. Codere Online does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Impairment provisions are determined on the basis of lifetime expected credit losses, including those expected at the individual level, using reasonable and supportable forward-looking information, based on the best information available at the date of authorizing the financial statements for issue. They are re-estimated at every reporting date on an individual basis, using the following criteria:

-	The age of the debt.

-	The existence of financial difficulties, including bankruptcy proceedings.

-	An analysis of the debtor’s ability to repay the loan.

Codere Online’s historical credit loss experience between Codere Group’s entities is nil. The expected credit loss is estimated based on external risk parameters, publicly available, such as the probability of default (“PD”) of Codere Group and a loss given at default (“LGD”) of 100%

17.	COMMITMENTS AND CONTINGENCIES

Codere Online is faced with certain contingencies, from time to time, involving litigation, claims, assessments or compliance. Such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings will not materially impact Codere Online’s financial condition or results of operations. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. While Codere Online maintains insurance coverage that Codere Online believes is adequate to mitigate the risks of such proceedings, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters. The current liability for the estimated losses associated with these proceedings is not material to the consolidated financial condition and those estimated losses are not expected to have a material impact on Codere Online’s results of operations.

Fraudulent Misappropriation of Funds

A fraud resulting in misappropriation of funds was committed against Codere Online in Spain related to a series of fraudulent withdrawals over a four-month period, from April to July 2023, totaling €0.5 million made by an online customer from his online account at a third-party retail gaming hall located in Cádiz, Andalucía. The online customer’s account was frozen on July 25, 2023.

The Company filed a police report on August 1, 2023. Following the conclusion of the investigation, the Court issued an indictment against the suspects on September 3, 2024, setting bail at €623,560. The Criminal Court of Cádiz (Juzgado de lo Penal) is yet to schedule a trial date.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

18.	OTHER INFORMATION

Business Expansion

Codere Online commenced operations in the Province of Mendoza in May 2024, as part of its strategy to expand its footprint in Argentina.

Board composition changes

On April 9, 2024, the Board of Directors (the “Board”) of Codere Online Luxembourg, S.A. appointed Daniel Valdez as a member of the Board and the Audit Committee of Codere Online Luxembourg, S.A. effective immediately. Mr. Valdez previously served as a member of the Board between the consummation of the business combination in November 2021 and August 2023, and had remained as a Board observer since then. Mr. Valdez is a Managing Partner of MG Capital.

Mr. Valdez filled the vacancy created by Dr. Martin Werner, who resigned from his position as member of the Board and the Audit Committee on April 5, 2024. Mr. Werner’s resignation was driven strictly by personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

On June 20, 2024, the Board of Directors approved the appointment of Mr. Gonzaga Higuero as chairman of the Board, effective as of his re-appointment as director by the general meeting of shareholders of the Company on June 24, 2024.

Additionally, Mr. Gabriel Sáenz de Buruaga, Mr. Taavi Davies, and Mr. Claude Noesen were appointed as directors for an initial term of one year, replacing Mr. Patrick Ramsey, Ms. Michal Elimelech, and Mr. Laurent Teitgen. Mr. Patrick Ramsey, who previously served as Chairman of Codere Online’s Board, was appointed as board member of Codere Group’s parent company (Codere New Topco S.A.).

Malta subsidiaries liquidation

On October 20, 2022, the board of directors of Codere Online Luxembourg, S.A. approved the liquidation of its Malta operating entity named Codere Online Operator LTD and of its Malta supporting entity named Codere Online Management Services LTD. Codere Online voluntarily surrendered its B2C license effective as of October 29, 2023 as it did not offer (and never had offered) online casino and sports betting to customers from Malta. Effective as of February 8, 2023, Codere Online voluntarily surrendered its B2B license which authorized the provision of B2B gaming services from Malta. The liquidation of Codere Online Management Services LTD took place on the effective date of December 1, 2023. The liquidation of Codere Online Operator LTD is currently under review by the Malta Business Registry and, once completed, it will be effective as from August 28, 2024.

The liquidation represents a significant event for Codere Online Luxembourg, S.A. but is not expected to have any significant financial impact in the financial statements for the period in which the liquidation occurs.

Gibraltar subsidiary liquidation

Codere (Gibraltar) Marketing Services Ltd. was officially struck off from the Gibraltar Company Registry (i.e. liquidated) as of January 17, 2024.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Auditors

On October 23, 2023, Ernst & Young, S.L. (“EY”) notified the Audit Committee of the Board of Directors (the “Audit Committee”) of Codere Online Luxembourg, S.A. of its decision to decline to stand for re-election or re-appointment as the Company’s independent registered public accounting firm for the purpose of auditing the Company’s financial statements for the year ending December 31, 2023. This decision stemmed from EY’s decision not to renew as the independent auditor for Codere New Topco S.A. and its consolidated subsidiaries, which includes the Company.

On March 8, 2024, the Company engaged Marcum, LLP (“Marcum”) as the Company’s independent registered public accounting firm. The decision to engage Marcum was approved by the Audit Committee on January 7, 2024.

Management Incentive Plan

On February 2, 2022, the Parent Board approved the terms and conditions of a long-term incentive plan (the “LTIP”), which was approved by the Parent Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and director interests with those of Codere Online and Parent Shareholders and to strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of Parent and the Remunerated Directors and certain employees and independent contractors providing services to Codere Online from time to time. The beneficiaries will be proposed by the Chief Executive Officer of Parent and will be subject to approval by the Parent Board. Upon approval by the Parent Board, such beneficiaries will receive an invitation letter to participate in the LTIP. Beneficiaries will be required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP will be based on the beneficiary’s expected role, responsibilities and contribution to the business of Parent, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Parent’s equity value. And/or deferred payments payable depending upon the Incremental Equity Value (the amount will be determined as soon as possible following year-end 2026). The Incremental Equity Value will be calculated considering the Exercise Equity Value (which will be calculated considering the 2026 Adjusted EBITDA, the Net Financial Debt and the Transaction Value of Codere Online as established in the Company Sale Event), the Base Equity Value (amounted to $350 million) and the Invested Capital from shareholders (cash contributions to shareholders, in each case to the extent made after the Date of Commencement of these Plan and will be capitalized at an annual rate of 8%).

According to the LTIP Agreement, the termination date of the restricted shares and deferred payments will be March 31, 2027, whereas the share options will terminate on December 31, 2027. The number of share options to be granted will be based on the portion of the Target Comp. tied to this stock option component, a $10.00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections and adjustment for extraordinary cash dividends.

The share options granted to the Beneficiaries shall have a 20% vesting per calendar year, considering the applicable start of vesting period. The share options will be exercisable at the option of the beneficiary on a cash or cashless basis (subject to Parent’s option to net cash settle to avoid the dilutive impact from any such share option exercise) and will not be transferable by the beneficiary at any time.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

The number of Restricted Shares to be granted will be based on the portion of the Target Comp tied to the restricted share component and a target share price of $20.50 (“Target Share Price”). The restricted shares may also be net cash settled by Parent to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023.

The deferred payments right are also part of the LTIP to enhancing the alignment between senior management and directors’ interest with those of Codere Online and Holdco Shareholders and to strengthen the retention and motivation of senior management and directors in the long term. Deferred Payments are measured in USD and employee will receive as many shares as are worth to the Deferred Payments Right amount on December 31, 2026. The deferred payments right granted to the Beneficiaries shall have a 20% vesting per calendar year and will be paid at Parent’s option in cash or Ordinary Shares subject to certain exceptions and acceleration events.

The company formally issuing the shares will be the Parent. However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares shall be limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Parent Shareholders. Such limit will be increased by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

The total number of share options, restricted shares and deferred payments right to each part of the LTIP is as follow:

	Share options	Restricted Shares	Deferred payments right
Total Rights assigned to the beneficiaries	1,040,061	969,635	-
Fair value of the LTIP in USD	5,362,790	5,216,702	4,251,718
Weighted average price in USD	5.16	5.38	-
Options granted during the period	208,012	193,927	39,025
Options exercised during the period	-	-	-
Options outstanding as of June 30, 2024	208,012	193,927	39,025
Exercisable as of June 30, 2024	-	-	-

The fair value of the equity instruments granted has been determined using a Monte Carlo simulation valuation model as of each of the Grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	50.13%
Plan duration (years)	5.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

Regarding the forecasted share price volatility, the annualized share price volatility has been calculated as the average historical standard deviation among the company’s selected peers, considering a 5-year period, matching the LTIP tenor.

More specifically, the restricted share’s fair value has been calculated as the number of estimated vested instruments times the expected share value at the assumed restricted shares exercise date. The number of estimated vested instruments used has been the one established in each beneficiary’s invitation letter, and the expected share value has been determined according to the aforementioned Monte Carlo simulation and the valuation inputs previously detailed.

Regarding the fair value of the stock options which may be converted into the Company’s ordinary equity at a previously specified price for a determined time period, has been obtained in a similar way, by multiplying the number of vested stock options times the expected option value as of that date. In this sense, in order to determine the stock option value as of each of the grant dates, we have also used the expected share price evolution as determined by the Monte Carlo simulation model. Additionally, it is worth mentioning that options’ value can be divided into intrinsic value, consisting in the difference between the underlying share’s price and the option’s strike if this is a positive value for the acquirer of the option shares; and time value, which represents the possibility that the option may obtain intrinsic value in the future. In this sense, according to the valuation model’s share price expected evolution, the Company’s stock options only have time value as of each of the grant dates, due to the value of the underlying ordinary shares as of the grant dates and the strike price of $10 per share.

Finally, it must be noted that the fair value of deferred payments to be made in a future date, depends directly on a non-market condition (evolution of the Company’s EBITDA during the Sub-Plan’s life). However, it is possible to determine the number of shares to be delivered, based on the expected evolution of the Company’s EBITDA in line with its business plan, which will be revised subsequently until the payment date. To this extent, in order to establish the preliminary number of shares which will be delivered to the Sub-Plans’ beneficiaries, the main input used has been the Company’s business plan.

The incentives granted to the beneficiaries under the LTIP are subject to a 5-year general vesting period, with 20% vesting per year, subject to certain exceptions and acceleration events, in order to promote the long-term retention of the beneficiaries.

Except in the case of a termination for gross misconduct, fraud or gross negligence, in which case the relevant beneficiary would forfeit all rights to both vested and unvested compensation under the LTIP, beneficiaries that cease to be employed by Codere Online or to provide services to Codere Online, as applicable, will retain all vested compensation up to the date of any such resignation or termination. Awards are subject to recovery by Codere Online under certain events, including as a result of a breach of the post-contractual non-compete or non-solicit or pursuant to applicable laws and regulations. Except as prohibited by applicable laws, the company may extend loans to beneficiaries to pay certain taxes due in connection with compensation under the LTIP.

The LTIP is subject to the Spanish employment law as a significant part of the compensation under the LTIP will be awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to the annual report of Codere Online as of December 31, 2022. As of June 30, 2024, the impact of the LTIP recorded in the Unaudited Interim Consolidated Statements of Income (Loss) as personnel expenses amounted to €1,196 thousand euros.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

19.	EVENTS AFTER THE REPORTING DATE

Codere Online México

On July 10, 2024, Codere Online created the company Codere Online México S.A. de C.V. As of this date, the company has no employees nor has it engaged in any operating activity.

Codere Group’s Recapitalization

On October 15, 2024, Codere Group completed its previously announced recapitalization of approximately 90% of its debt. This involved converting over 1.2 billion euros of debt into equity of a new holding company and receiving a 60 million euro cash injection. As a result, Codere Group’s debt was reduced to 190 million euros, about 0.5 times its EBITDA for 2023. While this transaction had no direct implications for Codere Online, which sits outside of the Codere Group restricted group, this development marked the end of Codere Group’s protracted restructuring process and post-Covid financial issues, allowing it to focus anew on growth and long-term value generation. Based on the above, we have eliminated Codere Group’s restructuring from our Risk Factors and excluded any references to our ability to continue as a going concern which was included in prior reports.

Board Composition Changes

On December 12, 2024, the Board of Directors (the “Board”) of Codere Online Luxembourg, S.A. appointed Laurent Teitgen as a member of both the Board and the Audit Committee, effective immediately. Mr. Teitgen previously served as a member of the Board from November 2021 to June 2024 and brings further experience in the online gaming sector from NeoGames S.A., where he served as a member of both its board of directors and audit committee from April 2017 to April 2024.

Mr. Teitgen will fill one of the vacancies created by Taavi Davies and Claude Noesen, who resigned from their position as members of the Board (and Audit Committee in the case of Mr. Noesen) on December 9, 2024. Messrs. Davies and Noesen’s resignations were not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Auditors

On December 20, 2024, Marcum notified the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) of its decision to resign as the Company’s independent registered public accounting firm. Marcum’s decision was a result of their inability to complete certain audit procedures (i.e. gather sufficient audit evidence) to establish completeness of information due to certain IT general control deficiencies with respect to the Company’s third-party supplied platforms and insufficient internal controls in place at the Company to overcome said deficiencies.

During the two most recent fiscal years ended December 31, 2023 and through the subsequent interim period up to and including the date of Marcum’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, promulgated under the Exchange Act) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum, would have caused them to make reference to the subject matter of the disagreement in connection with a report on the Company’s financial statements for those periods. During the two most recent fiscal years ended December 31, 2023 and through the subsequent interim period up to and including the date of Marcum’s resignation, there were reportable events as defined in Item 16F(a)(1)(v): the Company reported material weaknesses in internal control over financial reporting in 2022 and 2021 which primarily related to the lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, the lack of implementation of internal controls over internal and outsourced business processes and supporting systems and the lack of controls over cybersecurity processes outsourced to Codere Group.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Thousands of Euros)

The Company (including the Audit Committee) is currently in advanced discussions with several candidates to act as the Company’s new independent registered public accounting firm for the fiscal years ending December 31, 2023 and 2024. The Company continues to dedicate extensive efforts in order to complete and file its Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) and regain compliance with applicable Nasdaq requirements.

There were no additional events subsequent to the closing date which could have a significant effect on Codere Online’s Unaudited Interim Consolidated Financial Statements.

Financial Statements of Codere Online Luxembourg, S.A. and subsidiaries as of and for the six months ended June 30, 2024

Madrid, December 30, 2024

Oscar Iglesias	Amalia Lopez Castaño
Chief Financial Officer	Chief Accounting Officer